

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2022

Jeffrey S. Points
Chief Financial Officer
Cardiovascular Systems, Inc.
1225 Old Highway 8 Northwest
St. Paul, Minnesota 55112-6416

> **Re: Cardiovascular Systems, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2021**
> **Filed August 19, 2021**
> **Response Dated February 17, 2022**
> **File No.: 000-52082**

Dear Mr. Points:

     We have reviewed your February 17, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 3, 2022 letter.

Form 10-K for the fiscal year ended June 30, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Information, page 39

1.   We appreciate the information provided to us in response to prior comment 1. We believe that your adjustment to exclude the IPR&D charge from Adjusted EBITDA is inconsistent with the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Please confirm to us that you will no longer include this adjustment in any non-GAAP financial measure presented in accordance with Item 10(e) of Regulation S-K or Regulation G.

     You may contact Michael Fay at 202-551-3812 or Brian Cascio, Accounting Branch

Chief, at 202-551-3676 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences